GLOBAL PHARM HOLDNGS GROUP, INC.
25/F New World Center, No. 6009 Yitian Road
Futian District, Shenzhen, PRC 518026

April 4, 2011

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  John Reynolds, Assistant Director

Re:	Global Pharm Holdings Group, Inc. (the “Company”)
correspondence submitted March 25, 2011 regarding
Amendment No. 1 to Form 8-K
Filed August 25, 2010
File No. 333-152286

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated April 1, 2011, addressed to Mr. Yunlu Yin, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 1 to Current Report on Form 8-K filed on August 25, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

Please amend your Exchange Act reports to comply with the comments issued in our September 27, 2010 letter and subsequent letters.

Response:

Noted. We will file amendments to our Exchange Act reports in accordance with your comments as soon as possible.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Yunlu Yin Yunlu Yin Chief Executive Office